August 7, 2017

VIA EDGAR

Suzanne Hayes

Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:                             Zealand Pharma A/S

Registration Statement on Form F-1 (File No. 333-219184)

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise that between August 1, 2017 and the date hereof, approximately 4,174 copies of the Preliminary Prospectus dated August 1, 2017 were distributed to prospective underwriters, institutional investors and prospective dealers in connection with the above-captioned Registration Statement.

We wish to advise you that the participating underwriters have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 3:00 p.m. Eastern Time, on Tuesday, August 8, 2017, or as soon thereafter as practicable or at such later time Zealand Pharma A/S or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

[signature page follows]

Very truly yours,

MORGAN STANLEY & CO. LLC

GOLDMAN SACHS & CO. LLC

As representatives of the several Underwriters

By:	Morgan Stanley & Co. LLC

By:	/s/ Kalli Dircks
	Name:	Kalli Dircks
	Title:	Vice President

By:	Goldman Sachs & Co. LLC

By:	/s/ Daniel Young
	Name:	Daniel Young
	Title:	Managing Director